Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON AUGUST 14, 2025

1.Date, Time and Place: August 14, 2025, at 8 a.m., the Board of Directors ("Board") of Suzano S.A. ("Suzano" or "Company") met by digital form (videoconference).

2.Attendance: The following Directors of the Company attended the meeting: David Feffer (Chairman of the Board), Daniel Feffer and Nildemar Secches (Vice-Chairmans of the Board), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka (“Directors”). In addition, José Alberto de Abreu, Statutory Executive Director without specific designation, Marcos Moreno Chagas Assumpção, CFO and Investor Relations Director and Mr. João Vitor Zocca Moreira, as Secretary, attended the meeting as guests.

3.Call Notice: Pursuant to item 6.3 of the Internal Regulations of the Board, the call notice was dispensed, considering that all the members of the Board were present.

4.Chairman and Secretary: Mr. David Feffer presided over the meeting and Mr. João Vitor Zocca Moreira acted as the secretary.

5.Agenda: (1) analysis and resolution on the issuance of the first (1st) issuance of financial liquidation rural product notes, book-entry, in up to three (3) series, for public distribution, by the Company (“CPR-Fs”), in the total amount of BRL 2,000,000,000.00 (two billion Brazilian reais) ("Issuance"), which will be object of a public distribution offering, according to the automatic distribution registration procedure, pursuant to Law No. 6,385, of December 7, 1976, as amended ("Law 6,385"), of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 160, of July 13, 2022, as amended ("CVM Resolution 160") and of the other applicable legal and regulatory provisions ("Offering"), under a firm-commitment placement regime; (2) analysis and resolution on the hiring of service providers necessary to execute the Offering, including, without limitation, the financial institutions integrating the securities system responsible for the placement and intermediation of the Offering ("Underwriters"), the CPR-Fs agent, the liquidation agent, the bookkeeping agent, the rating agency and the legal counsels ("Service Providers"), through the signing of the respective hiring instruments; (3) analysis and resolution for the execution of all and any instruments, contracts and documents and their eventual amendments and for the practice of all the necessary or suitable acts for the formalization of the above resolutions, including the amendment to the Indenture to reflect the final volume of the CPR-Fs offering; (4) the execution of derivative transactions linked to the CPR-Fs, with the exclusive purpose of hedge or protection that does not allow the leveraging of risk; (5) authorize the Company's officers and/or their legally appointed attorneys-in-fact, pursuant to the provisions of the Company's Bylaws, to represent the Company in the practice of all the necessary or suitable acts for the formalization of the above resolutions, including, without limitation, the execution of the “Terms and

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Exhibit 99.1
Conditions of the 1st (First) Issuance of Financial Liquidation Rural Product Notes, Book-Entry, in up to 3 (three) Series, for Public Distribution, Under the Automatic Distribution Registration Procedure, of Suzano S.A.” (“Indenture”) and any amendments thereto, the CPR-Fs distribution agreement ("Distribution Agreement"), the instruments for contracting the Service Providers and other documents required for registering the CPR-Fs with the B3 S.A. - Brasil, Bolsa, Balcão ("B3"), among other documents; and (6) analysis and resolution on the ratification of all the acts that have been performed by the Company's management related to the above matters.

6.Minutes in Summary Form: The Directors present unanimously approved the drawing up of these minutes in summary form.

7.Resolutions: The Directors present unanimously and without reservations approved:

I. the execution of the Issuance and the Offering, under the terms and conditions below:

a.Use of Proceeds. The net funds raised by the Company through the Issuance will be used for the formation and exploitation of homogeneous forests, as well as the conservation of native forests;

b.Distribution. The CPR-Fs will be subject to public distribution, under the automatic registration distribution regime, with a firm placement guarantee for the entirety of the CPR-Fs, i.e., 2,000,000 (two million) CPR-Fs, in accordance with CVM Resolution 160, individually and not jointly among the Underwriters, in accordance with the terms and conditions of the Distribution Agreement;

c.Number of the Issuance. The CPR-Fs represent the 1st (first) issuance of financial liquidation rural product notes, book-entry, for public distribution by the Company;

d.Subscription Term and Form of Subscription and Payment. The CPR-Fs will be subscribed and paid-in, at any time, from the date of the initial distribution, as informed in the initial distribution announcement, to be released pursuant to article 13 of CVM Resolution 160, during the CPR-Fs distribution period set forth in article 48 of CVM Resolution 160, in accordance with the procedures of B3, observing the subject to the Distribution Schedule (as shall be defined in the Indenture).The payment price of the CPR-Fs (i) on the first Payment Date (as defined below) of the respective series of CPR-Fs, will be the Nominal Unit Value, for the three series of CPR-Fs, (ii) on Payment Dates subsequent to the first Payment Date, will be (ii.a) the Nominal Unit Value, in the case of the First Series CPR-Fs; or (ii.b) the Updated Nominal Unit Value of the Second Series CPR-Fs and the Third Series CPR-Fs, in the case of the Second Series CPR-Fs and the Third Series CPR-Fs, in both cases increased by the Remuneration of the respective series of CPR-Fs, calculated pro rata temporis from the first Payment Date until the effective payment date of the respective series of CPR-Fs ("Payment Price"), and may also, on any Payment Date, be subscribed with a premium or discount, as may be defined at the time of subscription of the CPR-Fs, provided that, if applicable, the premium or discount, as the case may be, shall be applied equally to all CPR-Fs of the same series

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Exhibit 99.1
subscribed and paid for on the same payment date ("Payment Date”). The CPR-Fs shall be paid up in cash and in local currency on the respective Payment Date at the applicable Payment Price;

(e) Monetary Adjustment of the CPR-Fs.

(i) The Nominal Unit Value or the remaining balance of the Nominal Unit Value, as the case may be, of the First Series CPR-Fs, will not be monetarily restated; and

(ii) The Nominal Unit Value or the remaining balance of the Nominal Unit Value of the Second Series CPR-Fs and Third Series CPR-Fs will be updated by the accumulated variation of the IPCA, disclosed monthly by the IBGE, calculated in an exponential and cumulative manner pro rata temporis basis per Business Days, from the first Payment Date of the Second Series CPR-Fs and Third Series CPR-Fs until the date of their effective payment, and the product of the adjustment will be incorporated into the Nominal Unit Value or the remaining balance of Nominal Unit Value, as the case may be, of the Second Series CPR-Fs and Third Series CPR-Fs automatically ("Monetary Adjustment" and "Updated Nominal Unit Value", respectively), and calculated in accordance with the formula to be set forth in the Indenture.

(f) Distribution, Trading and Electronic Custody. The CPR-Fs will be deposited at B3 for: (i) distribution in the primary market through MDA - Securities Distribution Module, managed and operated by B3, with the distribution being financially settled through B3; and (ii) trading in the secondary market, subject to the provisions of the Indenture, in both cases through Cetip21 – Securities and Securities ("CETIP21"), with the distribution being financially settled through B3, with the trades financially settled and the CPR-Fs held electronically at B3, including for the purposes of item II, article 12, of Law 8,929;

(g) Total Amount of the Issuance. The total Issuance amount will be BRL 2,000,000,000.00 (two billion Brazilian reais), on the Issuance Date ("Total Amount of the Issuance");

(h) Quantity of CPR-Fs. There will be issued 2.000.000 (two thousand) CPR-Fs. The amount of CPR-Fs allocated to each Series will be defined within the scope of the Bookbuilding Procedure, observing the Communicating Vessel System, the Maximum Volume of the First Series, the Minimum Volume of the Second Series and the Minimum CPR-Fs Volume of the Third Series (as defined below);

(i) Nominal Unit Value. The CPR-Fs will have a Nominal Unit Value of BRL 1,000.00 (one thousand Brazilian reais), on the Issuance Date (“Nominal Unit Value”);

(j) Number of Series. Given that the Company is carrying out in the context of this Issuance the distribution of three (3) distinct series of CPR-Fs, each with its own specific and mutually fungible characteristics, the Company assigns to each of these series the nomenclature of "Series", with the CPR-Fs of the first series referred to as "First Series CPR-Fs ", the CPR-Fs of the second series, "Second Series CPR-Fs" and

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Exhibit 99.1
the CPR-Fs of the third series, "Third Series CPR-Fs"; and, together, "CPR-Fs"), noting that the allocation of CPR-Fs between the Series should occur according to the system of communicating vessels, through which the amount of CPR-Fs of one series should be reduced from the total amount of CPR-Fs to be allocated in the other series ("System of Communicating Vessels"), being certain that the following will be issued: (i) a maximum of 500,000 (five hundred thousand) First Series CPR- Fs, equivalent to R$ 500,000,000.00 (five hundred million reais) ("Maximum Volume of the First Series CPR-Fs"); (ii) at least 750,000 (seven hundred and fifty thousand) Second Series CPR-Fs, equivalent to R$ 750,000,000.00 (seven hundred and fifty million reais) ("Minimum Volume of the Second Series CPR-Fs"); and (iii) at least 750,000 (seven hundred and fifty thousand) Third Series CPR-Fs, equivalent to R$ 750,000,000.00 (seven hundred and fifty million reais) ("Minimum Volume of the Third Series CPR-Fs");

(k) Form, Type and Proof of Title. the CPR-Fs will be issued in registered and book- entry form, and, for all legal purposes, the ownership of the CPR-Fs will be proven by the statement issued by the Bookkeeper and, additionally, with respect to the CPR-Fs that are held electronically at B3, as the case may be, an extract will be issued by the latter in the name of the CPR-Fs Holder, which will serve as proof of ownership of such CPR-Fs;

(I) Issuance Date. For all legal effects, the CPR-Fs issuance date will be that defined in the Indenture (“Issuance Date”);

(m) Yield Start Date: For all legal purposes and effects, the yield start date: (i) of the First Series CPR-Fs, will be the first Payment Date of the First Series CPR-Fs; (ii) of the Second Series CPR-Fs, will be the first Payment Date of the Second Series CPR- Fs; and (iii) of the Third Series CPR-Fs, will be the first Payment Date of the CPR-Fs Third Series;

(n) Term and Maturity Date.

(i) Term and Maturity Date of the First Series CPR-Fs. Subject to the provisions of the Indenture, the term of the First Series CPR-Fs will be 8 (eight) years from the Issuance Date, maturing on a date to be established in the Indenture (“Maturity Date of the First Series CPR-Fs”);

(ii) Term and Maturity Date of the Second Series CPR-Fs. Subject to the provisions of the Indenture, the term of the Second Series CPR-Fs will be 10 (ten) years from the Issuance Date, maturing on a date to be established in the Indenture (“Maturity Date of the Second Series CPR-Fs”); and

(iii) Term and Maturity Date of the Third Series CPR-Fs. Subject to the provisions of the Indenture, the term of the Third Series CPR-Fs will be 12 (twelve) years from the Issuance Date, maturing on a date to be established in the Indenture (“Maturity Date of the Third Series CPR-Fs” and, together with the Maturity Date of the First Series CPR-Fs and the Maturity Date of the Second Series CPR-Fs, the "Maturity Dates").

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Exhibit 99.1

(o) Amortization of CPR-Fs. Except for the hypotheses of early maturity and early liquidation provided for in the Indenture, (i) the remaining balance of the Nominal Unit Value of the First Series CPR-Fs will be amortized in a single installment, on the Maturity Date of the First Series CPR-Fs; (ii) the remaining balance of the Updated Nominal Unit Value of the Second Series CPR-Fs will be amortized in a single installment on the Maturity Date of the Second Series CPR-Fs; and (iii) the remaining balance of the Updated Nominal Unit Value of the Third Series CPR-Fs will be amortized in a single installment on the Maturity Date of the Third Series CPR-Fs (each of the dates, "Date of Amortization")

(p) Remuneration of the CPR-Fs:

(i) Remuneration of the First Series CPR-Fs. The Nominal Unit Value or the balance of the Nominal Unit Value of the First Series CPR-Fs, as the case may be, will bear interest equivalent to 96.50% (ninety-six integers and fifty hundredths percent) of the average daily rates of the one-day Interbank Deposit (DI), "over extra grupo" ("DI Rate"), expressed as a percentage per annum, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3 in the daily information available on its website (http://www.b3.com.br) ("Remuneration of the First Series CPR-Fs"), calculated exponentially and cumulatively pro rata temporis per Business Day elapsed, from the first Payment Date of the First Series CPR-Fs or the immediately preceding Payment Date of the Remuneration of the First Series CPR-Fs, as the case may be, until the date of actual payment. The Remuneration of the First Series CPR-Fs will be calculated in accordance with the formula to be described in the Indenture;

(ii) Remuneration of the Second Series CPR-Fs. The Updated Nominal Unit Value or the balance of the Updated Nominal Unit Value of the Second Series CPR- Fs, as the case may be, will bear interest corresponding to a certain percentage per annum, to be defined on the date of the Bookbuilding Procedure, which will be equivalent to the higher rate (“Maximum Rate for the Second Series CPR-Fs”) between: (a) the internal rate of return of the IPCA+ Treasury with Semi-annual Interest (new name of the National Treasury Note, Series B – NTN-B), maturing on May 15, 2035, based on the indicative price disclosed by ANBIMA on its website (www.anbima.com.br), as calculated at the close of the Business Day on the date of the Bookbuilding Procedure, plus an exponential negative rate of -0.45% (negative forty-five hundredths of a percent) per annum, based on 252 (two hundred and fifty- two) Business Days; or (b) a certain percentage to be defined per annum, based on 252 (two hundred and fifty-two) Business Days (“Second Series CPR-Fs Remuneration”), from the first Payment Date or the Second Series CPR-Fs Remuneration Payment Date (as defined below) immediately prior (inclusive), as the case may be, until the date of actual payment. The Second Series CPR-Fs Remuneration shall

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Exhibit 99.1
be calculated in accordance with the formula provided for in the Indenture; and

(iii) Remuneration of the Third Series CPR-Fs. The Updated Nominal Unit Value or the balance of the Updated Nominal Unit Value of the Third Series CPR- Fs, as the case may be, will bear interest corresponding to a certain percentage per annum, to be defined on the date of the Bookbuilding Procedure, which will be equivalent to the higher rate (“Maximum Rate for the Third Series CPR-Fs” and, together with the Maximum Rate for First Series CPR-Fs and the Maximum Rate for Second Series CPR-Fs, “Maximum Rate”) between: (a) the internal rate of return of the IPCA+ Treasury with Semi-annual Interest (new name of the National Treasury Note, Series B – NTN-B), maturing on May 15, 2035, based on the indicative price disclosed by ANBIMA on its website (www.anbima.com.br), as calculated at the close of the Business Day on the date of the Bookbuilding Procedure, plus an exponential negative rate of -0.43% (negative forty-three hundredths of a percent) per annum, based on 252 (two hundred and fifty-two) Business Days; or (b) a certain percentage to be defined per annum, based on 252 (two hundred and fifty-two) Business Days (“Third Series CPR-Fs Remuneration” and, together with the Remuneration of First Series CPR-Fs and Remuneration of Second Series CPR-Fs, the "Remuneration"), from the first Payment Date or the Third Series CPR-Fs Remuneration Payment Date (as defined below) immediately prior (inclusive), as the case may be, until the date of actual payment. The Third Series CPR-Fs Remuneration shall be calculated in accordance with the formula provided for in the Indenture.

(q) Payment of the Remuneration. The Remuneration of the CPR-Fs will be paid, every six months, always on the 15th day of the months indicated in the Indenture;

(r) Bookbuilding Procedure. The procedure for collecting investment intentions will be adopted, with receipt of reserves from investors, without minimum or maximum lots, to be conducted by the Underwriters, pursuant to articles. 61 and 62 of CVM Resolution 160, as well as under the terms of the Distribution Agreement, subject to the provisions of article 61, paragraphs 2 and 3, of CVM Resolution 160, through which the Underwriters will verify the market demand for the CPR-Fs, for verification and definition, together with the Company: (i) the final rate of the Remuneration of the Second Series CPR-Fs and the Third Series CPR-Fs, subject to the terms of the Indenture; and (ii) the amount of CPR-Fs to be allocated in each Series of the Issuance, according to the Communicating Vessel System and observing the Maximum Volume of the First Series CPR-Fs, the Minimum Volume of the Second Series CPR-Fs and the Minimum Volume of the Third Series CPR-Fs ("Bookbuilding Procedure");

(s) Scheduled Renegotiation. The CPR-Fs will not be subject to scheduled renegotiation;

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Exhibit 99.1
(t) Risk Rating. Fitch Ratings Brasil Ltda. will be hired as the risk rating agency for the CPR-Fs (“Risk Rating Agency”);

(u)Optional Total Early Liquidation. The Company may, at its sole discretion, after twelve (12) months from the Issuance Date (inclusive), on the date specified in the Indenture, carry out the optional early liquidation of all CPR-Fs of one or all Series (“Total Optional Early Liquidation”), subject to the terms and conditions set forth in the Indenture.

(v) Early Liquidation Offer. The Company may make an early liquidation offer for all CPR-Fs of each Series, at its sole discretion, which shall be addressed to all CPR-Fs Holders of each Series subject to the Early Liquidation Offer of CPR-Fs of each Series, without distinction, ensuring equal conditions for all CPR-Fs Holders of each Series, to accept the Early Liquidation Offer of CPR-Fs of each Series of which they are holders, without distinction, ensuring equal conditions for all CPR-Fs Holders of each Series, to accept the Early Liquidation Offer for the CPR-Fs of each Series they hold, in accordance with the terms and conditions set forth in the Indenture (“Early Liquidation Offer”);

(w) Optional Acquisition of CPR-Fs. The Company may, at any time, acquire the CPR-Fs in the market, subject to the acceptance of the respective holder. The CPR- Fs acquired by the Company under the terms set forth herein may, at the Company's discretion, be canceled, remain in treasury or be placed back on the market. The CPR-Fs acquired by the Company to be held in treasury pursuant to this item, if and when relocated to the market, will be entitled to the same remuneration as the CPR-Fs applicable to the other CPR-Fs;

(x) Extraordinary Amortization. The Company may, at its sole discretion, after twelve (12) months from the Issuance Date (inclusive), on the date set forth in the Indenture, carry out the optional extraordinary amortization of the CPR-Fs of one or all Series ("Optional Extraordinary Amortization"), subject to the terms and conditions set forth in the Indenture;

(y) Default Charges: Notwithstanding the Monetary Adjustment, as applicable, and the Remuneration, in the event of default in the payment by the Company of any amount due to the CPR-Fs Holders, the overdue debts incurred and unpaid by the Company shall be subject to, regardless of notice, notification or judicial or extrajudicial interpellation (i) default interest of 1% (one percent) per month, calculated pro rata temporis, from the date of default to the date of actual payment; and (ii) a conventional fine, irreducible and of a non-compensatory nature, of 2% (two percent) per month, from the date of default to the date of actual payment; both calculated on the amount due and unpaid (“Default Charges”);

(z) Early Maturity: The CPR-Fs Agent shall consider all obligations under the Indenture to be accelerated, automatically or not, regardless of notice, summons or notification, judicial or extrajudicial, in the occurrence of the events to be described in the Indenture, observing the respective remedy period, as applicable (each one, an “Event of Early Maturity”); and

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Exhibit 99.1

(aa) Other Characteristics: all other characteristics of the CPR-Fs will be described in the Indenture.

II. the hiring of the Service Providers, by means of the signature of the respective contracting instruments;

III. the execution of all and any instruments, agreements and documents and their eventual amendments and practice of all acts necessary or suitable for the formalization of the resolutions approved above, including the amendment to the Indenture to reflect the final volume to be issued of the CPR-Fs;

IV. the execution of derivative transactions linked to the CPR-Fs, with the exclusive purpose of hedge or protection that does not allow the leveraging of risk;

V.the authorization to the Company’s officers and/or their legally constituted attorneys- in-fact, observing the provisions in the Company’s Bylaws, to represent the Company in the practice of all necessary or suitable acts for the formalization of the above resolutions, including, but not limited to the execution and negotiation of the Indenture, and, also regarding the Clauses that will define the Optional Total Early Liquidation , the Early Liquidation Offer, the Optional Acquisition of CPR-Fs and the Optional Extraordinary Amortization, the Distribution Agreement and other documents required for the registration of the CPR-Fs with the B3, among other documents; and

VI. the ratification of all acts that have been practiced by the Company’s management related to the above matters.

7. Adjournment: There being no further business to discuss, the meeting was closed. The minutes of the meeting were drafted, read, approved and will be signed electronically by all the attending Directors, with the signatures having retroactive effect to the date of the meeting. It is noted that the documents and presentations that were the basis for the matters dealt with at this meeting have been filed in the Portal de Governança. Signatures: Chairman of the Board: David Feffer. Vice – Chairman of the Board: João Vitor Zocca Moreira. Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo, SP, August 14, 2025.

João Vitor Zocca Moreira
Secretary

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Exhibit 99.1

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